Mail Stop 3561

      October 25, 2005

Christopher Paterson
President
Cantop Ventures Inc.
564 Wedge Lane
Fernley, NV 89408

	Re: 	Cantop Ventures Inc.
Registration Statement on Form SB-2
      Filed September 30, 2005
		File No. 333-128697

Dear Mr. Paterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3
1. On page 5 of this document, you state that "[i]n all probability, the Coppper Road I - VI claim does not contain any reserves and funds that we spend on exploration will be lost." Please include this statement at the beginning of your Summary, Description of Business, and Plan of Operation sections. Also, in each of these sections, as appropriate, please disclose why you believe your claim will have no reserves and your reasons for engaging in this business venture if you probably will not find any reserves.
2. Throughout your document, please make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit or reserve.
3. Please state prominently here and at the beginning of your Description of Business section, the fact that your auditors have issued a going concern opinion.
4. Please disclose in this section that your shares currently are not traded on any market or exchange, and briefly explain how this affects your share liquidity. Also, clarify the current status of your business and your proposed mineral exploration activities.
5. We note that you acquired an interest in the Copper Road I - VI claim from Larry Sostad. Please describe your relationship with him and the nature of the interest you acquired.

Risk Factors, page 4
6. We note your disclosure on page 24 regarding shares subject to Rule 144. Please include a risk factor discussing the possible dilutive effects of the four million shares that will be available to the public after May 4, 2006.
7. You should include a risk factor discussing your management`s lack of technical training and experience with exploring for, starting, and/or operating a mine.

If we do not obtain additional financing . . ., page 4
8. Please specify the amounts needed to complete phases three and four and reference the table on page 20.

Because we have not commenced business operations . . ., page 5
9. We note the last paragraph of this risk factor. Please include a separate risk factor discussing your expectation to incur significant losses into the foreseeable future.

If we become subject to burdensome government regulation . . ., page
6
10. We note your reference to the Mosquito King property. Please explain how this is related to your Copper Road I - VI claim, if at all.

Determination of Offering Price, page 7
11. We note the large price difference between the two offerings that took place on July 3 and July 27, 2005. Given the large difference in the offering price and the short time frame between the two offerings, it is unclear how you determined to choose $.01 as the offering price for your shares. Please advise us of the reasons for the significant increase in share price during July 2005. Please revise to disclose all factors considered, including the price of the last sale of your common stock to investors. See Item 505 of Regulation S-B.

Selling Securityholders, page 7
12. Please provide the disclosure required by Item 507 of Regulation
S-B. For instance, we note you list Beverly Paterson as a selling shareholder on page 9. If Ms. Paterson has a material relationship to you or your chief executive officer, you should disclose that relationship.

Plan of Distribution, page 12
13. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that a public market for your securities may be sustained even if developed.
14. Please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, clarify how long this takes and whether you have engaged a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Biographical Information, page 14
15. Please provide support for the following assertions in this section:

* That John Tann Ltd. is the oldest and most established security equipment manufacturer in the world;

* Mr. Paterson has helped many companies meet their financial objectives through his marketing consulting and ability to obtain and structure outside financing; and

* Mr. Roth has worked for some of the most influential and successful companies in the world.

In the alternative, please delete these claims.




Description of Business, page 18
16. Please provide marked and dated copies of the reports and surveys to which you cite in this section. For instance, we note the 1963 Minister of Mines Report, the Wahl and H. Wall surveys identified in the "Exploration History" section, and the geological report on the
Copper Road I - VI claim mentioned on page 19.
17. We note your description of mineral property exploration in the fourth paragraph of this section on page 18. Please specify when you plan to begin your initial phase of exploration on the Copper Road I
- VI claim. Have you hired a geologist to oversee the program described? Also, assuming funding is available, state your anticipated time frame to complete each phase of your exploration program.
18. Please thoroughly revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations.
19. For your property, please provide the disclosures required by Industry Guide 7(b). In particular, please provide:

* any conditions that must be met in order to obtain or retain title to the property;

* a description of any work completed on the property and its present condition;

* the details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

* a description of equipment and other infrastructure facilities;

* the current state of exploration of the property;

* the total cost the property has incurred to date;

* the source of water that can be utilized at the property; and

* if applicable, a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Please refer to Industry Guide 7(b)(1) to (5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.


Mineralization, page 19
20. Please explain defined terms such as "shear" and "strike."
Investors who are unfamiliar with your business or industry should be able to understand the description of your claim.

Plan of Operations, page 22
21. Please expand this section to discuss known material risks and uncertainties that will have or are reasonably likely to have a material impact on your revenues, if any, operations, liquidity, or income over the short and long term, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your business to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

Certain Relationships and Related Transactions, page 23
22. We note on page 23 that your president, Mr. Christopher Paterson, provides management services and office premises free of charge, and that you valued these services at $3,500 and $1,000, respectively. You also disclose that these amounts were charged to operations; however, it does not appear that these expenses have been recorded.
Either tell us where these amounts are recorded in your statement of operations or revise your financials accordingly. Refer to SAB Topic
5:T.

Notes to the Financial Statements, page F-7
23. Please disclose your fiscal year-end.

Recent Sales of Unregistered Securities, page II-2
24. Please clarify your reference to Rule 4 of the Securities Act in the first paragraph of this section.
25. Please tell us the basis of Beverley Paterson`s qualification to purchase common stock pursuant to Regulation S. We note that a Florida address is listed for Ms. Paterson on page 9 of the selling shareholder table.
26. We note your offerings pursuant to Regulation D. Please specify the rule under Regulation D that you are relying on for your exemption. Also, clearly discuss the facts relied upon to make the exemption available. Specifically discuss the general conditions set forth in Rule 502 of Regulation D. See Item 701 of Regulation S-B.

Exhibits
27. We note your disclosure in Note 3 on page F-10 that Larry
Ralph
W. Sostad holds the mineral property in trust. Please file the documentation that sets forth this relationship. It is unclear whether the company has acquired title to this claim. Please clarify throughout the document the nature of your ownership interest in the mineral property.
28. Please file a consent from counsel in connection with its legal opinion. See Item 601(b)(23) of Regulation S-B.

Undertakings, page II-6
29. Please provide the exact language of the undertaking as set forth in the second paragraph in Item 512(e) of Regulation S-B.

Signatures, page II-6
30. Please revise the signature page to date it as of the date of the filing. Also, specify that Christopher Paterson is signing in his capacity as principal executive officer. See Form SB-2.



*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Yong Kim at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters.
Please contact Howard Baik at (202) 551-3317, Ellie Quarles,
Special
Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

      							Sincerely,



								H. Christopher Owings
								Assistant Director

cc:	Karen Batcher, Esq.
	Fax: 619-789-6262




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Christopher Paterson
Cantop Ventures Inc.
October 25, 2005
Page 1